COMPLIANCE WITH THE KOREA EXCHANGE DISCLOSURE REQUIREMENT REGARDING (RUMORS/REPORT OF) THE
POSSIBLE DISPOSAL OF SHARES OF
POSCO SPECIALTY STEEL

POSCO is currently reviewing possible disposal of shares of POSCO Specialty Steel, but nothing definitive has been determined as of this date.

POSCO will comply with the disclosure requirements under the rules of Korea Exchange by making necessary disclosure as appropriate in a timely manner.